UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

APRIL 8, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Kansas City Life Insurance Company

File No. 1-33348 - CF#26154

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Kansas City Life Insurance Company submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 26, 2010.

Based on representations by Kansas City Life Insurance Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10(e)	through December 21, 2020
Exhibit 10(f)	through December 21, 2020
Exhibit 10(g)	through December 21, 2020
Exhibit 10(h)	through December 21, 2020
Exhibit 10(i)	through December 21, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Greenspan
Special Counsel